Filed under Rule 433
File Nos. 333-133943 and 333-133943-03

TERMS AND CONDITIONS

Capital One Capital II

$300,000,000 Enhanced Trust Preferred Securities (Enhanced TRUPS®)

($25 Liquidation Amount)

fully and unconditionally guaranteed, as described in the prospectus supplement, by

Capital One Financial Corporation

Physical Bookrunner:	Citigroup

Joint Bookrunners:	JPMorgan Morgan Stanley Wachovia Securities

Senior Co-Managers:	Merrill Lynch & Co. UBS Investment Bank

Junior Co-Managers:	Banc of America Securities LLC Barclays Capital Credit Suisse Deutsche Bank Lehman Brothers RBC Capital Markets

Securities Offered:	$300,000,000 Enhanced Trust Preferred Securities (Enhanced TRUPS®) (12 million Enhanced TRUPS)

Liquidation Amount:	$25 per Enhanced TRUPS

Overallotment Option:	1.8 million Enhanced TRUPS

Offer Price:	$25 per Enhanced TRUPS

Issuer :	Capital One Capital II (the “Trust”), a Delaware statutory trust, the sole asset of which will be junior subordinated debt securities issued by Capital One Financial Corporation (“Capital One”). Capital One will own all common securities of the Trust.

Pricing Date:	May 24, 2006

Settlement Date:	June 6, 2006

Maturity Date:	June 15, 2066

Dividends:	7.50% payable quarterly in arrears on March 15, June 15, September 15, and December 15 of each year, beginning September 15, 2006.

Deferral Provision:	Capital One may defer payments on the Enhanced TRUPS for up to 20 consecutive quarterly periods if Capital One defers payments on the underlying junior subordinated debt securities. Payments cannot be deferred beyond the maturity date of the junior subordinated debt securities on June 15, 2066. Any deferred payments will accrue additional interest at a rate of 7.5%, compounded quarterly. With certain exceptions, payment deferral will not allow Capital One or its subsidiaries to: (1) declare or pay any dividends on, make any distributions on, make any distributions with respect to, or redeem, purchase, acquire or make any liquidation payments with respect to, any shares of Capital One’s capital stock or the capital stock of its subsidiaries, nor (2) make any payments of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) issued by Capital One that rank equally with or junior in interest to the junior subordinated debt securities.

Optional Redemption:	Capital One may redeem the Enhanced TRUPS, in whole or in part, on one or more occasions at any time on or after June 15, 2011, at 100% of their principal amount plus accrued and unpaid interest, subject to the prior approval of the Federal Reserve Board.

Issue Ratings:	Baa2/BB+/BBB- (Positive watch / Positive watch / Positive watch) (Moody’s / S&P / Fitch)

Listing:	NYSE (expected)

CUSIP:	14041L204 / US14041L2043

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407.